FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT AUGUST 27, 2003

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Lassallestrasse 9
1020 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes “ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Telekom Austria Group — Results for the First Half 2003
Group Review
CONSOLIDATED BALANCE SHEETS
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
UNAUDITED RECONCILIATION OF TOTAL MANAGED TO U.S. GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

Telekom Austria Group

Results for the First Half 2003

•	Group revenues increase by 1.8% to EUR 1,931.9 million

•	Group adjusted EBITDA* increases by 1.4% to EUR 779.6 million

•	Consolidated net income rises by 31.1% to EUR 71.3 million

•	Capital expenditures fall by 9.8% to EUR 210.0 million; excluding the impact of the non-cash effect of adopting SFAS 143 the decrease amounts to 13.1%

•	Consolidated net debt declines by 7.3% to EUR 2,970.4 million compared to the end of December 2002

•	Wireline revenues fall by 2.1% due to lower market volumes and prices; adjusted EBITDA fall to the same extent due to lower reversals of voluntary retirement provision

•	In spite of intensifying competition the wireless segment continues to show strong operating performance: revenues rise by 7.3% and adjusted EBITDA by 5.2%

Note: All financial figures based on U.S. GAAP and unaudited; if not defined otherwise, all comparisons are given year-on-year

* In order to comply with new SEC regulations we have changed the label of our traditionally reported EBITDA to “adjusted EBITDA” without any impact on the way in which we calculate the measure. Please refer to page 2 for the full definition of adjusted EBITDA. Similarly the label for EBIT was changed to operating income.

Telekom Austria Group: Results for the First Half 2003 | 1

Results for the First Half 2003

Vienna, August 26, 2003 — Telekom Austria AG (VSE: TKA; NYSE: TKA) today announced its results for the first half 2003 and the second quarter 2003 ending on June 30, 2003.

During the first half 2003 total group revenues increased by 1.8% to EUR 1,931.9 million while adjusted EBITDA rose by 1.4% to EUR 779.6 million. Additionally adjusted for changes in idle workforce costs, net loss from retirement of long-lived assets and voluntary retirement provisions, adjusted EBITDA rose by 3.5% to EUR 798.5 million.

The strength of the wireless business segment contributed both to the increase in group revenues and adjusted EBITDA. In the wireline business segment, lower revenues were primarily a result of declining market volumes and prices; adjusted EBITDA fell due to lower reversals of voluntary retirement provisions in 2003.

Higher depreciation and amortization expenses led to a decline in total operating income by 6.0% to EUR 204.2 million.

During 1H 03 consolidated net income of Telekom Austria rose by 31.1% to EUR 71.3 million as a result of the reduction of minority interests following the acquisition of the remaining 25% stake in mobilkom austria in June 2002. Earnings per share improved from EUR 0.11 to EUR 0.14.

Capital expenditures fell by 9.8% to EUR 210.0 million during 1H 03, including the impact of the non-cash effect of adopting SFAS 143 amounting to EUR 7.6 million. Excluding the impact of SFAS 143 the decline amounts to 13.1%.

Quarterly figures show an increase in group revenues by 3.2% to EUR 965.4 million and a rise in adjusted EBITDA by 1.3% to EUR 373.7 million. Additionally adjusted for changes in idle workforce costs, net loss from retirement of long-lived assets and voluntary retirement provisions, group adjusted EBITDA rose by 8.2% to EUR 386.0 million. Group operating income fell by 8.9% during 2Q 03 compared to the same period last year. Net income rose by 66.9% to EUR 28.2 million and group capex declined by 14.6% to EUR 129.7 million.

The operating improvement and lower capital expenditures led to a decrease in net debt to EUR 2,970.4 million at the end of June 2003, compared with EUR 3,204.2 million at the end of December 2002. Net debt reflects the financing of the purchase price for the additional stakes in VIPnet for an amount of EUR 69.7 million. The stakes were acquired in January and in June of 2003 respectively and increased the participation to 99%.

Group financial highlights

		Total managed			Total managed
in EUR million	2Q 03	2Q 02	% change	1H 03	1H 02	% change

Revenues	965.4	935.3	3.2%	1,931.9	1,897.8	1.8%
Adjusted EBITDA*	373.7	368.8	1.3%	779.6	768.6	1.4%
Adjusted EBITDA margin	38.7%	39.4%		40.4%	40.5%
Operating income	82.3	90.3	-8.9%	204.2	217.2	-6.0%
Operating income margin	8.5%	9.7%		10.6%	11.4%
Consolidated net income	28.2	16.9	66.9%	71.3	54.4	31.1%
Earnings per share (in EUR)	0.06	0.03	66.9%	0.14	0.11	31.1%
Capital expenditures**	129.7	151.9	-14.6%	210.0	232.9	-9.8%

in EUR million	June 30, 03	Dec. 31, 02	% change

Net debt	2,970.4	3,204.2	-7.3%

*	Adjusted EBITDA is defined as net income excluding interest, taxes, depreciation, amortization, impairment charges, dividend income, equity in earnings of affiliates, other non-operating income/expense, minority interests and the cumulative effect of changes in accounting principles.

**	Additions to property, plant & equipment, including the effect of the adoption of SFAS 143 “Accounting for Asset Retirement Obligation” in the amount of EUR 7.6 million during 1H 2003. Excluding the effect of the adoption of SFAS 143 which had no material impact in 2Q 03 the additions amount to EUR 202.4 million during 1H 2003.

Telekom Austria Group: Results for the First Half 2003 | 2

Reporting changes in 2003

As already announced, following the merger of the fixed line, data communications and Internet segments last year, starting from 1Q 03 the results are reported under the wireline business segment.

Idle workforce costs which were excluded from operating income and adjusted EBITDA until the end of 2002 are shown as part of operating personnel costs for all periods presented.

Furthermore, following a change in reporting requirements under U.S. GAAP, net losses from retirement of long-lived assets which were shown as non-operating expenses in 1H 02 are included in operating results in 1H 03. For comparative purposes, figures for 1H 02 were adjusted to allow a year-on-year comparison. The table on page 4 shows comparable amounts for 1H 03 and 1H 02.

Accounting impact following the acquisition of the remaining 25% of mobilkom austria

Until the repurchase of the minority stake by Telekom Austria on June 28, 2002 mobilkom austria was accounted for under the equity method because of certain participating rights held by the minority shareholder Telecom Italia Mobile SpA (TIM). As a result of this acquisition the consolidated statements of operations of Telekom Austria according to U.S. GAAP for 1H 03 include the results of operations of mobilkom austria on a fully consolidated basis, while they reflect the results of operations of mobilkom austria at equity in earnings for 1H 02.

Total managed figures for 1H 2003 which are the basis for analysing the business development on a comparable basis in this results release include 100% of the wireless segment. The tables attached to this results release include both consolidated and total managed statements of operations for 1H 02 as well as a reconciliation. In 1H 03 total managed and total consolidated figures are the same.

Group Review

For a more detailed analysis of quarterly results please refer to the analysis by business segments starting on page 6.

Revenues

		Total managed			Total managed
in EUR million	2Q 03	2Q 02	% change	1H 03	1H 02	% change

Wireline	528.3	541.8	-2.5%	1,084.0	1,107.7	-2.1%
Wireless	498.5	454.7	9.6%	973.2	906.9	7.3%
Other & eliminations	-61.4	-61.2	-0.3%	-125.3	-116.8	-7.3%

Total revenues	965.4	935.3	3.2%	1,931.9	1,897.8	1.8%

During the first half of 2003, revenues rose by 1.8% to EUR 1,931.9 million, compared to the same period of the previous year.

The year-on-year reduction of wireline revenues by 2.1% to EUR 1,084.0 million during 1H 03 reflects primarily lower market volumes and a decline in average prices which impacted traffic revenues as well as lower revenues from data & IT solutions. Market shares remained stable during 2Q 03.

Revenues in the wireless business segment rose by 7.3% to EUR 973.2 million during 1H 03. Although competition continues to intensify in Austria with one UMTS operator and one service provider entering the market, growth of the wireless business segment continues to be driven by the domestic business with Croatia and Slovenia making increasing contributions.

Adjusted EBITDA

		Total managed			Total managed
in EUR million	2Q 03	2Q 02	% change	1H 03	1H 02	% change

Wireline	195.6	207.9	-5.9%	411.1	419.8	-2.1%
Wireless	177.4	161.2	10.0%	367.2	349.1	5.2%
Other & eliminations	0.7	-0.3	—	1.3	-0.3	—

Total adjusted EBITDA	373.7	368.8	1.3%	779.6	768.6	1.4%

Telekom Austria Group: Results for the First Half 2003 | 3

To provide further visibility of the operating performance of the business, the following table shows the adjusted EBITDA excluding certain items, which in the view of the management are not directly related to the ongoing business. These items especially include costs and income in connection with the headcount reduction and net losses from retirement of long-lived assets.

Adjusted EBITDA excluding certain items:

in EUR million	2Q 03	2Q 02	% change	1H 03	1H 02	% change

Adjusted wireline EBITDA	195.6	207.9	-5.9%	411.1	419.8	-2.1%
Idle workforce costs	5.7	9.2		10.5	18.9
Net loss from retirement of long-lived assets	6.9	0.8		7.5	4.8
Voluntary retirement provision	-0.9	-24.0		-2.2	-23.1

Adjusted wireline EBITDA excluding certain items	207.3	193.9	6.9%	426.9	420.4	1.5%

		Total managed			Total managed
in EUR million	2Q 03	2Q 02	% change	1H 03	1H 02	% change

Adjusted wireless EBITDA	177.4	161.2	10.0%	367.2	349.1	5.2%
Net loss from retirement of long-lived assets	0.6	1.9		3.1	2.3

Adjusted wireless EBITDA excluding certain items	178.0	163.1	9.1%	370.3	351.4	5.4%

		Total managed			Total managed
in EUR million	2Q 03	2Q 02	% change	1H 03	1H 02	% change

Adjusted Group EBITDA	373.7	368.8	1.3%	779.6	768.6	1.4%
Idle workforce costs	5.7	9.2		10.5	18.9
Net loss from retirement of long-lived assets	7.5	2.7		10.6	7.1
Voluntary retirement provision	-0.9	-24.0		-2.2	-23.1

Adjusted Group EBITDA excluding certain items	386.0	356.7	8.2%	798.5	771.5	3.5%

While the adjusted EBITDA showed a year-on-year increase of 1.4% to EUR 779.6 million during 1H 2003, excluding the items shown in the table the increase amounts 3.5% to EUR 798.5 million.

In the wireline business segment, in spite of lower revenues adjusted EBITDA excluding certain items increased by 1.5% to EUR 426.9 million, with the rise in margins reflecting the positive impact of further cost cutting. Adjusted EBITDA in the wireline segment fell by 2.1% to EUR 411.1 million.

The adjusted EBITDA excluding certain items of the wireless segment increased by 5.4% to EUR 370.3 million with a positive development across all operations. Adjusted EBITDA rose by 5.2% to EUR 367.2 million.

Operating income

		Total managed			Total managed
in EUR million	2Q 03	2Q 02	% change	1H 03	1H 02	% change

Wireline	-16.1	-3.6	-347.2%	-5.9	1.5	—
Wireless	97.7	94.0	3.9%	208.6	215.9	-3.4%
Other & eliminations	0.7	-0.1	—	1.5	-0.2	—

Total operating income	82.3	90.3	-8.9%	204.2	217.2	-6.0%

Total operating income fell by 6.0% to EUR 204.2 million, with operating income in the wireline business declining from EUR 1.5 million to EUR (5.9) million and a reduction of 3.4% to EUR 208.6 million in the wireless business.

The decrease in operating income is primarily due to higher depreciation and amortization charges which rose by 3.6% to 571.0 million during the first half of 2003. This is a result of higher depreciation and amortization in the wireless business segment.

1H 03 results also include an impairment charge in the amount of EUR 4.4 million for a minor domestic wireline operation which is expected to be liquidated.

Consolidated net profit

Interest expense continued to benefit from the decline in net debt. While total net interest expense fell by 3.6% to EUR 80.5 million during 1H 03, the decrease was 7.2% to EUR 38.5 million during 2Q 03 compared to the same period last year.

The effective tax rate for the six months period ended June 30, 2003 is based on the estimated effective tax rate for the full year. It rose to

Telekom Austria Group: Results for the First Half 2003 | 4

35.5% for 1H 03 compared to 31.3% during 1Q 03, mainly as a result of a change in the valuation of tax loss carry forwards at Si.mobil. During 1H 03 net income rose from EUR 54.4 million to EUR 71.3 million (+ 31.1%), including the effect in the amount of EUR 6.3 million (net of tax) resulting from the first time adoption of SFAS No. 143 “Accounting for Asset Retirement Obligations”. Earnings per share rose from EUR 0.11 to EUR 0.14. Quarterly results show a rise in net income during 2Q 03 to EUR 28.2 million (+ 66.9%).

Capital expenditures

Additions to property, plant and equipment:

		Total managed			Total managed
in EUR million	2Q 03	2Q 02	% change	1H 03	1H 02	% change

Wireline	68.6	63.3	8.3%	118.4	103.8	14.0%
Wireless	61.1	88.6	-31.0%	91.6	129.1	-29.0%

Telekom Austria Group	129.7	151.9	-14.6%	210.0	232.9	-9.8%

In the table above additions to property, plant and equipment are shown including the impact of one-time non-cash additions to account for asset retirement obligation resulting from the adoption of SFAS No. 143 amounting to EUR 7.6 million for the group during 1Q 03 which had no material impact in 2Q 03.

Excluding these additions, cash effective capital expenditures fell by 13.1% to EUR 202.4 million during 1H 03. During 2Q 03 the decline in capex amounts to 14.6% to EUR 129.7 million compared to the same period last year.

During 2Q 03 wireline capex rose by 8.3% to EUR 68.6 million. The integration of the networks of the fixed line, data and Internet segments during 2002 led to the postponement of some expenditures, resulting in an increase of capital expenditures in 2Q 03 compared to the same period last year.

In the wireless business segment, cash effective capital expenditures fell by 31.0% during 2Q 03 compared to the same period last year. This decline is especially due to lower expenditures in the Austrian business.

For the full year 2003 capital expenditures for Telekom Austria Group are expected to amount to around EUR 600 million, which means a reduction of 10% compared to last year’s level.

Cash flow and net debt

in EUR million	2Q 03	2Q 02	% change	1H 03	1H 02	% change

Cash generated from operations	389.0	344.0	13.1%	524.8	531.7	-1.3%
Cash from (used in) investing activities	-190.2	-729.0	73.9%	-277.9	-765.6	63.7%
Cash from (used in) financing activities	-202.1	411.1	—	-241.1	250.7	—
Effect of exchange rate changes	-3.0	0.0	—	2.5	0.0	—

Net increase (decrease) in cash and cash equivalents	-6.3	26.1	—	8.3	16.8	-50.6%

in EUR million	June 30, 03	Dec. 31, 02	% change

Net debt	2.970,4	3,204.2	-7.3%

Cash flow figures for the corresponding periods in 2002 in the table above exclude the wireless segment as mobilkom austria was included in the full consolidation only after June 28, 2002. The higher cash generated from operations in 1H 02 is primarily due to the cash received following the sale of receivable during 1Q 02.

Cash generated from operations and reduced capital expenditures contributed to the decrease in net debt. Compared to year-end 2002 it declined by EUR 233.8 million to EUR 2,970.4 million, resulting in a net gearing of 115.2%.

Cash used in investing activities includes capital expenditures as well as the price paid for the additional stakes in VIPnet (EUR 69.7 million) during 1H 2003 whereas in 1H 02 it included the purchase of the minority stake in mobilkom austria.

Net debt includes long-term debt, short-term borrowings and capital lease obligations, reduced by cash and cash equivalents, short-term investments as well as financial instruments included in other assets in the amount of EUR 15.6 million.

As of July 10, 2003 Telekom Austria AG (through Telekom Finanzmanagment GmbH) raised EUR 750 million through an inaugural Eurobond issue with a 10-year maturity and a coupon of 5.00% equating to a spread of 110 basis points above midswaps. The issue was documented under Telekom Austria’s established EUR 2.5 billion EMTN programme and is rated Baa2 by Moody’s

Telekom Austria Group: Results for the First Half 2003 | 5

and BBB by Standard & Poor’s. The proceeds were used to refinance maturing debt whilst enabling Telekom Austria to extend its overall debt maturity profile.

Personnel

	End of period			Average of period

	June 30, 2003	June 30, 2002	change	1H 03	1H 02	change

Wireline	11,075	12,244	-1,169	11,198	12,664	-1,466
Wireless	3,643	3,518	125	3,612	3,487	125

Telekom Austria Group	14,718	15,762	-1,044	14,810	16,151	-1,341

Headcount for the group as a whole amounts to 14,718 at the end of the first half 2003 which compares to 14,951 at the end of the financial year 2002. In the wireline business segment headcount fell by 284 while in the wireless business segment it increased by 51 at the end of June 2003 compared to the end of the year 2002. Management continues to target a headcount reduction in the wireline business of at least 600 for the financial year 2003.

Outlook for the business year 2003

Due to the slowdown in market trends, the management of Telekom Austria expects in the wireline business segment a decline in revenues and adjusted EBITDA for the full year.

The strength of the wireless business segment during 2Q 03 confirms the anticipated trend improvement. The expected further growth in revenues and adjusted EBITDA – although at lower rates than in the past – will come primarily from the foreign subsidiaries.

For the group as a whole, Telekom Austria’s management continues to expect a stable development in total managed revenues and adjusted EBITDA. The further growth in wireless adjusted EBITDA should offset the decline expected in the wireline segment.

Lower minority interests due to the acquisition of the remaining 25% stake in mobilkom austria during 2002 should contribute to the expected increase in net income, which should enable the resumption of dividend payments in 2004 for the financial year 2003. The further cut of capital expenditures will benefit cash generation and debt reduction.

Results by Business Segment:

Wireline

in EUR million	2Q 03	2Q 02	%change	1H 03	1H 02	%change

Revenues	528.3	541.8	-2.5%	1,084.0	1,107.7	-2.1%
Adjusted EBITDA	195.6	207.9	-5.9%	411.1	419.8	-2.1%
Adjusted EBITDA margin	37.0%	38.4%		37.9%	37.9%
Operating income	-16.1	-3.6	347.2%	-5.9	1.5	—

In the wireline business segment, Telekom Austria Group retained a stable position in a market which showed a slowdown in its overall development.

The overall market share based on minutes including internet dial-up remained unchanged at 55.2% at the end of June 2003, compared to 55.2% end of March 2003 and compared to 55.3% at the end of June 2002. Voice market share rose to 53.0% at the end of June 2003, up from to 52.8% at the end of March 2003 and compared to 51.2% at the end of June 2002.

In 2Q 03 the reduced promotion of the lower priced TikTak lines resulted in a further decline in net adds. The total number of TikTak lines rose to 1,040,200 at the end of June 2003, compared to 975,900 at the end of March 2003 and 519,300 at the end of June 2002.

The total of voice and dial-up minutes fell by 1.8% to 2.39 billion minutes during 2Q 03 compared to the same period last year with voice minutes declining by 0.3% to 1.42 billion minutes. The decline of national fixed line volumes could not be offset by the rising trend in volumes into mobile and foreign networks. The rising number of ADSL lines was the main reason for the decrease in Internet dial-up minutes which fell by 4.0 % to 0.98 billion minutes.

By the end of June 2003, the number of access lines fell by 2.3% to 3.06 million, compared with June 2002, and by 0.6% compared to the end of

Telekom Austria Group: Results for the First Half 2003 | 6

March 2003. While the number of PSTN lines fell by 3.5% compared to end of June 2002, ISDN lines showed an increase of 5.4% during the same period. Total access channels fell by 1.5% to 3.73 million compared to end of June 2002.

The total number of ADSL lines rose by 16,800 during 2Q 03 to 214,900 compared to the end of March. The total number of ADSL lines include 40,600 lines sold to wholesale customers. At the end of June 2002, the total number ADSL lines amounted to 136,000. The number of new connections slowed down during 2Q 03 ahead of the tax deductibility for broadband connections which the Austrian government introduced in 2H 2003.

With dial-up subscribers rising during 2Q by 18.6% to 774,500 compared to end of June 2002, the total number of internet customers in Austria, excluding ADSL wholesale customers, rose to 948,800 (+ 23.7% compared to the end of June 2002). At the end of March 2003 internet customers amounted to 920,400, of which 759,200 were dial-up subscribers.

Total wireline revenues fell by 2.5% during 2Q 03 compared to the same period last year. The decline is primarily due to the lower switched voice traffic business where revenues fell by 6.7% to EUR 111.9 million compared to last year. The decline is a result of lower traffic volumes combined with a decline in average tariffs which fell by 4.9% during 2Q 03 compared to the same period last year due to the higher number of TikTak lines.

Revenues from “switched voice monthly & other voice revenues “ rose by 5.8% to EUR 139.3 million, primarily due to lower voice revenue discounts.

Revenues from payphones and value added services fell by 20.0% to EUR 17.6 million in 2Q 03 due to higher competition in the VAS market and decreasing usage of payphones due to the rising mobile penetration.

Price declines for corporate networks and a reduction in service volumes led to a decrease of revenues from the corporate data & IT business by 8.5% to EUR 75.2 million in 2Q 03.

Revenues from internet access and media rose by 3.9% to EUR 47.8 million in 2Q 03 compared to 2Q 02 as broadband internet revenues more than offset the decline from dial-up access.

Wholesale voice & internet revenues fell by 3.2% to EUR 71.9 million due to lower interconnection fees which came into effect during 2H of last year. Wholesale data revenues rose by 8.4% to EUR 27.2 million. Other wireline revenues fell by 7.9% to EUR 37.4 million, primarily due to the closure of the low margin network infrastructure business which took effect late last year.

Adjusted EBITDA in the wireline business fell by 5.9% to EUR 195.6 million. Excluding changes in idle workforce costs, net loss from retirement of long-lived assets and reversals of voluntary retirement provisions, wireline adjusted EBITDA shows an increase of 6.9% to EUR 207.3 million. With these additional exclusions adjusted EBITDA margin improved from 35.8% in 2Q 02 to 39.2% in 2Q 03 and reflects primarily lower personnel costs as a result of the reduced headcount and other operating cost reductions due to lower bad debt expenses as well as the integration of the prior fixed line, data and Internet business segments. This allowed savings from the centralisation of buildings, networks and logistics.

With an increase of 0.1% to EUR 211.8 million depreciation and amortization expenses remained almost unchanged during 2Q 03 compared to the same period last year. As a result, operating income in the wireline business segment fell in line with adjusted EBITDA from EUR (3.6) million to EUR (16.1) million.

The wireline business segment also includes the result of the Czech Internet market leader Czech On Line. The number of subscribers amounted to 273,500 at the end of June 2003, compared to 252,300 at the end of June 2002 and to 280,800 at the end of March 2003.

Czech On Line continues to benefit from an improving regulatory environment which led to an interconnection agreement with the incumbent Ceský Telecom during 1H 03. During the second quarter Czech On Line launched its carrier preselection and ADSL offers. Revenues rose by 73.1% to EUR 4.5 million, adjusted EBITDA from EUR 0.4 million in 2Q 02 to EUR 1.7 million in 2Q 03. Operating income improved to EUR 0.9 million (2Q 02: -0.3 million).

In July 2003 the Austrian Regulatory Authority approved Telekom Austria’s request to discontinue its minimum tariff. Existing customers of the minimum tariff will be transferred to the standard tariff. This transfer leads to an increase in the monthly rental (incl. 20% VAT) from EUR 14.4 to EUR 17.4, albeit at up to 6% lower tariffs. All other tariff models remain unchanged.

Also in July 2003 Telekom Austria sold its 26% stake in Herold, the leading telephone directory provider in Austria.

Telekom Austria Group: Results for the First Half 2003 | 7

Wireless

		Total managed			Total managed
in EUR million	2Q 03	2Q 02	% change	1H 03	1H 02	% change

Revenues	498.5	454.7	9.6%	973.2	906.9	7.3%
Adjusted EBITDA	177.4	161.2	10.0%	367.2	349.1	5.2%
Adjusted EBITDA margin	35.6%	35.5%		37.7%	38.5%
Operating income	97.7	94.0	3.9%	208.6	215.9	-3.4%

All mobile companies in the Telekom Austria Group reported growth in revenues and adjusted EBITDA in 2Q 2003. Total operating revenues in the wireless business segment rose by 9.6% to EUR 498.5 million during 2Q 03, compared to the same period last year. Adjusted EBITDA rose by 10.0% to EUR 177.4 million. Higher depreciation and amortization expenses slowed the rise in operating income to 3.9%, to an amount of EUR 97.7 million.

Compared with end of June 2002 the total number of subscribers in the wireless business segment grew by 10.0% to 4.6 million by June 30, 2003.

mobilkom austria

In spite of intense competition, mobilkom austria managed to further increase its subscriber base during 2Q 03. The number of subscribers rose by 6.0% to approximately 3.1 million as of June 30, 2003, compared to end of June 2002, despite the entry of two new competitors in the Austrian mobile market during 2Q 03. At the end of March 2003 the number of subscribers amounted to 3.0 million. Mobile penetration in Austria increased to 86.6% at the end of June 2003. The competitive strength of mobilkom austria is reflected in the further improvement of the average quarterly GSM churn rate from 4.1% in 2Q 02 to 3.7% in 2Q 03. Market share rose to 43.5% at the end of June 2003, compared to 42.8% at the end of June 2002, only slightly below the level at the end of March 2003 (44.1%).

Revenues at mobilkom austria increased by 9.9% to EUR 401.9 million during 2Q 03. The rise was driven by the higher subscriber number combined with an increase in the average revenue per user (ARPU) (EUR 37.5, + 4.2%), which rose in line with charged minutes of use per average subscriber (122.2 minutes, + 4.0%). Equipment revenues rose due to the increase in the average price of handsets.

The intense competition led to an increase in subscriber acquisition costs by 19.4% to EUR 18.5 million during 2Q 03. Subscriber retention costs rose by 19.0% to EUR 15.0 million. The increase of both costs items is due to higher handset subsidies.

Data in % of airtime revenues rose from 9.3% in 2Q 02 to 10.8% in 2Q 03. This was primarily driven by a higher number of charged SMS which amounted to 135.1 million in 2Q 03 (+ 14.7%). In April 2003 mobilkom austria became the first European incumbent to launch UMTS. As to-date partnerships with around 100 content providers have been entered although the use of the UMTS technology is still restricted due to the low availability of handsets.

Driven by higher revenues adjusted EBITDA increased by 8.0% to EUR 142.3 million during 2Q 03. Depreciation and amortization expenses rose by 16.9% both due to additional capital expenditures, higher amortization in connection with the acquisition of the 25% stake in mobilkom austria last year and due to the start of the amortization of the UMTS license costs. As a result operating income increased by 2.5% to EUR 83.6 million.

In April the Austrian regulator reduced mobile termination rates (excluding VAT) for calls terminating on mobilkom austria’s network starting from April 1, 2003 to EUR 0.1111 (-1.24%) and starting from September 1, 2003 to EUR 0.1086 (-3.47%). The termination rate before the cut was EUR 0.1125.

VIPnet

VIPnet in Croatia increased its subscriber numbers by 20.0% to 1.15 million at the end of June 2003 compared to the end of June 2002. At the end of March the number of subscribers amounted to 1.11 million. The mobile penetration rate was at 53.1% at the end of June 2003. Market share rose to 49.2% at the end of 2Q 03, compared to 48.1% at the end of June 2002 and was slightly lower than at the end of March 2003 (50.3%).

The increase in revenues by 10.2% to EUR 80.1 million during 2Q 03 was mainly driven by the higher subscriber number, as the average ARPU declined by 5.0 % to EUR 19.2. The decline is primarily due to lower interconnection revenues. Profitability increased further with adjusted EBITDA rising by 10.9% to EUR 32.5 million. Operating income remained unchanged at EUR 15.6 million due to higher depreciation and amortization expenses.

Following the purchase of 9% of VIPnet in January 2003, mobilkom austria acquired an additional 19% on June 23, 2003 increasing its participation to 99%.

In May 2003, the Croatian Telecommunications Council announced the tender for 3 GSM and 3

Telekom Austria Group: Results for the First Half 2003 | 8

UMTS licenses, without specifying the timing of the tender.

Si.mobil

Si.mobil showed subscriber numbers in the amount of 350,100 at the end of June 2003, compared to 300,100 at the end of June 2002 and compared to 351,500 at the end of March 2003. The decline in subscribers at the end of June 2003 compared to the end of March is due to the deceleration of growth and a slightly increased churn due to fierce competition. Market share was at 23.1% at the end of 2Q 03, compared to 21.7% at the end of 2Q 02 and 23.1% at the end of 1Q 03. Slovenian mobile penetration was at 75.4% at the end of June 2003. The Slovenian market continues to be characterized by a great degree of regulatory inconsistencies which are expected to improve with the EU membership of the country.

Revenues rose by 6.3% to EUR 20.2 million during 2Q 03 compared to the same period last year. The increase came primarily from the higher number of subscribers. The average ARPU declined by 3.8% to EUR 15.1, again mainly due to lower interconnection revenues. The positive earnings trend continued during 2Q 03 with adjusted EBITDA rising from EUR 0.5 million to EUR 3.0 million and operating income improving from (2.7) million to EUR (1.1) million compared to the same period last year.

Note:

The presentation for the analyst conference call and the key figures of the Telekom Austria Group in excel format (,,Key figures 1H 2003”) are available on our website at www.telekom.at.

The Results for the First Nine Months 2003 will be announced on November 19, 2003.

Contact:

Martin Bredl Telekom Austria’s Company Spokesman Tel: +43 (0) 59 059 1 11001 E-Mail: martin.bredl@telekom.at	Hans Fruhmann Head of Investor Relations Tel: +43 (0) 59059 1 20917 E-Mail: hans.fruhmann@telekom.at

Disclaimer:

This news release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as “believe,” “intend,” “anticipate,” “plan,” “expect” and similar expressions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

•	the level of demand for telecommunications services or equipment, particularly with regard to access lines, traffic, bandwidth and new products;
•	competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and new access technologies, and our ability to retain market share in the face of competition from existing and new market entrants;
•	the effects of our tariff reduction or other marketing initiatives;
•	the regulatory developments and changes, including the levels of tariffs, the terms of interconnection, unbundling of access lines and international settlement arrangements;
•	our ability to achieve cost savings and realize productivity improvements;
•	the success of new business, operating and financial initiatives, many of which involve start-up costs, and new systems and applications, particularly with regard to the integration of service offerings;
•	our ability to secure the licenses we need to offer new services and the cost of these licenses and related network infrastructure build-outs;
•	the progress of our domestic and international investments, joint ventures and alliances
•	the impact of our new business strategies and transformation program;
•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital expenditures;
•	the outcome of litigation in which we are involved;
•	the level of demand in the market for our shares which can affect our business strategies;
•	changes in the law including regulatory, civil servants and social security law, including pensions and tax law; and general economic conditions, government and regulatory policies, and business conditions in the markets we serve.

Figures included in this new release are unaudited.

– End –

Telekom Austria Group: Results for the First Half 2003 | 9

TELEKOM AUSTRIA AG
CONSOLIDATED BALANCE SHEETS
(in EUR millions)

	June 30,	December 31,
	2003	2002

	unaudited
ASSETS
Current assets
Cash and cash equivalents	35.6	27.3
Short-term investments	11.2	5.3
Accounts receivable-trade, net of allowances of EUR 63.2 and EUR 74.9 as of June 30, 2003 and December 31, 2002	449.0	451.9
Receivables due from related parties	4.9	6.7
Inventories	87.7	91.3
Deferred tax assets	33.7	4.7
Prepaid expenses	95.1	81.9
Tax receivable	8.9	22.8
Assets held for sale	30.5	30.5
Other current assets	118.7	142.8

TOTAL CURRENT ASSETS	875.3	865.2
Property, plant and equipment, net	4,646.4	5,000.7
Goodwill	599.8	590.7
Other intangible assets, net	731.3	725.9
Investments in affiliates	8.2	8.6
Other investments	155.9	162.7
Deferred tax assets	129.6	193.4
Other assets	845.1	987.1

TOTAL ASSETS	7,991.6	8,534.3

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	1,280.0	1,309.9
Accounts payable -trade	449.6	649.9
Accrued liabilities	246.9	256.8
Payables to related parties	11.5	37.2
Deferred income	140.8	129.9
Income taxes payable	1.0	6.1
Other current liabilities	202.8	141.2

TOTAL CURRENT LIABILITIES	2,332.6	2,531.0
Long-term debt, net of current portion	1,860.2	2,079.9
Lease obligations, net of current portion	944.0	1,076.4
Employee benefit obligations	182.0	232.5
Other	95.2	105.0
Stockholders’ equity
Common stock, issued and outstanding shares 500,000,000 with zero par value	1,090.5	1,090.5
Additional paid in capital	452.9	452.5
Retained earnings	1,040.9	969.6
Accumulated other comprehensive income	-6.7	-3.1

TOTAL STOCKHOLDERS’ EQUITY	2,577.6	2,509.5

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	7,991.6	8,534.3

Net debt	2,970.4	3,204.2
Net debt/Equity	115.2%	127.7%

Telekom Austria Group: Results for the First Half 2003 | 10

TELEKOM AUSTRIA AG
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(in EUR millions)

			2Q 2003	2Q 2002	2Q 2002	1H 2003	1H 2002	1H 2002
			consolidated	total managed	consolidated	consolidated	total managed	consolidated

Operating revenues	a	)	965.4	935.3	541.8	1,931.9	1,897.8	1,107.7
Operating expenses	b	)
Materials			-68.2	-61.9	-13.9	-128.6	-126.1	-28.6
Employee costs, including benefits and taxes			-171.7	-157.4	-117.2	-348.0	-342.4	-265.1
Depreciation and amortization			-291.4	-278.5	-211.5	-571.0	-551.4	-418.3
Impairment charges			0.0	0.0	0.0	-4.4	0.0	0.0
Other operating expenses			-351.8	-347.2	-202.8	-675.7	-660.7	-394.2

OPERATING INCOME			82.3	90.3	-3.6	204.2	217.2	1.5
Other income (expense)
Interest income	c	)	18.9	23.5	21.0	39.2	48.7	43.6
Interest expense	d	)	-57.4	-65.0	-54.1	-119.7	-132.2	-111.2
Dividend income			0.0	0.0	0.0	0.1	0.0	0.0
Equity in earnings of affiliates			1.0	0.7	60.6	0.7	0.2	143.4
Other, net			5.0	1.2	0.7	1.0	0.2	1.4

INCOME BEFORE INCOME TAXES, MINORITY INTERESTS AND CUMMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE			49.8	50.7	24.6	125.5	134.1	78.7
Income tax expense			-19.1	-10.8	-7.9	-44.6	-27.3	-24.6
Minority interests			-2.5	-23.0	0.2	-3.3	-52.4	0.3

INCOME BEFORE CUMMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE			28.2	16.9	16.9	77.6	54.4	54.4
Cummulative effect of changes in accounting principle			0.0	0.0	0.0	-6.3	0.0	0.0

NET INCOME			28.2	16.9	16.9	71.3	54.4	54.4
Basic and fully diluted earnings per share			0.06	0.03	0.03	0.14	0.11	0.11
a) includes revenues from related parties of			22.2		49.7	48.9		100.6
b) includes operating expenses from related parties of			33.0		48.1	59.5		89.5
c) includes interest income from related parties of			0.0		2.6	0.0		5.0
d) includes interest expense from related parties of			0.1		0.7	0.1		0.9

Note: Following the acquisition of the remaining stake in mobilkom austria on June 28, 2002, Telekom Austria has consolidated the balance sheet of mobilkom austria for the first time as of June 28, 2002. The consolidated statements of operations for 1H 02 and 2Q 02 reflect Telekom Austria’s equity in earnings of mobilkom austria for those periods. Total managed figures shown include 100% of the wireless business segment for all periods presented and are therefore comparable. In 1H 03 and in 2Q 03 total managed and consolidated figures are the same.

Telekom Austria Group: Results for the First Half 2003 | 11

TELEKOM AUSTRIA AG
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in EUR millions)

	2Q 2003	2Q 2002	1H 2003	1H 2002

Cash generated from operations
Net Income	28.2	16.9	71.3	54.4
Adjustments to reconcile net income to cash generated from operations
Depreciation, amortization and impairment charges	291.4	211.5	575.4	418.3
Employee benefit obligation — non cash	0.3	-27.9	1.8	-26.6
Allowance for doubtful accounts	7.7	11.8	15.1	12.9
Change in deferred taxes	12.2	7.4	32.6	23.0
Equity in earnings of affiliates in excess of dividends received	-0.9	31.9	0.5	-50.9
Asset retirement obligation — accretion expense	0.3	0.0	0.5	0.0
Cumulative effect of changes in accounting principle	0.0	0.0	6.3	0.0
Loss on disposal / retirement of equipment	7.5	0.9	10.6	4.0

	318.5	235.6	642.8	380.7
Changes in assets and liabilities, net of effect of business acquired
Accounts receivable — trade	24.6	70.1	-12.2	243.0
Due from related parties	2.6	-13.3	1.8	-1.1
Inventories	7.4	5.0	3.6	12.4
Prepaid expenses	4.6	6.9	-13.1	6.1
Other assets	27.6	1.2	50.0	22.3
Accounts payable — trade	-10.7	-0.3	-200.3	-181.7
Employee benefit obligation	-13.4	-27.8	-52.3	-50.3
Accrued liabilities	-26.9	-4.4	-14.9	18.1
Due to related parties	-1.8	74.0	-25.9	-2.1
Other liabilities	28.3	-19.9	74.0	29.9

	42.3	91.5	-189.3	96.6

	389.0	344.0	524.8	531.7
Cash from (used in) investing activities
Capital expenditures, including interest capitalized	-134.4	-74.6	-209.6	-115.1
Acquisitions and investments, net of cash acquired	-50.1	-663.5	-71.0	-664.1
Proceeds from sale of equipment	4.0	7.9	7.1	12.2
Purchase of investments — short-term	-18.8	0.0	-46.3	0.0
Sale of American call for stock option plan	0.0	1.2	0.5	1.2
Proceeds from sale of investments — short-term	8.7	0.0	40.8	0.0
Proceeds from sale of investments — long-term	0.4	0.0	0.6	0.2

	-190.2	-729.0	-277.9	-765.6
Cash from (used in) financing activities
Principal payments on bonds	-1.0	0.0	-1.0	0.0
Proceeds from issuance of long-term debt	5.0	0.0	22.0	0.0
Principal payments on long-term debt	-21.4	-31.1	-64.3	-111.5
Changes in short-term bank borrowings	-184.7	438.4	-197.8	247.3
Changes from financing with mobilkom austria	0.0	3.8	0.0	114.9

	-202.1	411.1	-241.1	250.7

Effect of exchange rate changes	-3.0	0.0	2.5	0.0

Net increase (decrease) in cash and cash equivalents	-6.3	26.1	8.3	16.8

Cash and cash equivalents at beginning of period			27.3	26.4
Cash and cash equivalents at end of period			35.6	43.2

Note: Cash flow figures for the corresponding periods in 2002 exclude the wireless business segment as mobilkom austria was included in full consolidation only after June 28, 2002.

Telekom Austria Group: Results for the First Half 2003 | 12

TELEKOM AUSTRIA AG
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(in EUR millions)

	Common stock				Accumulated
			Additional		other	Total
			paid in	Retained	comprehensive	stockholders’
	Number of shares	Par value	capital	earnings	income (loss)	equity

Balance December 31, 2002	500,000,000	1,090.5	452.5	969.6	-3.1	2,509.5
Comprehensive income
Sale of call options, net of EUR (0.2) income tax			0.4			0.4
Net income				71.3		71.3
Net unrealized loss on securities, net of EUR (0.8) deferred income tax					1.6	1.6
Foreign currency translation adjustment					-4.3	-4.3
Unrealized net gain of hedging activities, net of EUR 0.5 deferred income tax					-0.9	-0.9
Total comprehensive income						67.7

Balance June 30, 2003	500,000,000	1,090.5	452.9	1,040.9	-6.7	2,577.6

Operating results by business segments

Revenues

in EUR million	2Q 03	2Q 02	% change	1H 03	1H 02	% change

Wireline	528.3	541.8	-2.5%	1,084.0	1,107.7	-2.1%
Wireless	498.5	454.7	9.6%	973.2	906.9	7.3%
Other & eliminations	-61.4	-61.2	-0.3%	-125.3	-116.8	-7.3%

Total managed revenues	965.4	935.3	3.2%	1,931.9	1,897.8	1.8%
Wireless	0.0	-454.7		0.0	-906.9
Other & eliminations	0.0	61.2		0.0	116.8

Consolidated revenues	965.4	541.8	78.2%	1,931.9	1,107.7	74.4%

Adjusted EBITDA

in EUR million	2Q 03	2Q 02	% change	1H 03	1H 02	% change

Wireline	195.6	207.9	-5.9%	411.1	419.8	-2.1%
Wireless	177.4	161.2	10.0%	367.2	349.1	5.2%
Other & eliminations	0.7	-0.3	—	1.3	-0.3	—

Total managed adjusted EBITDA	373.7	368.8	1.3%	779.6	768.6	1.4%
Wireless	0.0	-161.2		0.0	-349.1
Other & eliminations	0.0	0.3		0.0	0.3

Consolidated adjusted EBITDA	373.7	207.9	79.7%	779.6	419.8	85.7%

Operating income

in EUR million	2Q 03	2Q 02	% change	1H 03	1H 02	% change

Wireline	-16.1	-3.6	347.2%	-5.9	1.5	—
Wireless	97.7	94.0	3.9%	208.6	215.9	-3.4%
Other & eliminations	0.7	-0.1	—	1.5	-0.2	—

Total managed operating income	82.3	90.3	-8.9%	204.2	217.2	-6.0%
Wireless	0.0	-94.0		0.0	-215.9
Other & eliminations	0.0	0.1		0.0	0.2

Consolidated operating income according to US GAAP	82.3	-3.6	—	204.2	1.5	—

Telekom Austria Group: Results for the First Half 2003 | 13

Telekom Austria Group
Operational Data

Wireline

Lines and channels (in ’000):	June 30, 2003	June 30, 2002	% change

PSTN access lines	2,608.7	2,704.1	-3.5%
Basic ISDN access lines	442.3	419.5	5.4%
Multi ISDN access lines	8.0	8.2	-2.4%

Total access lines	3,059.0	3,131.8	-2.3%

of these ADSL access lines	214.9	136.0	58.0%
Total access channels	3,733.3	3,789.1	-1.5%

Traffic minutes (in millions of minutes)
during the period:	2Q 03	2Q 02	% change	1H 03	1H 02	% change

National	1,086	1,111	-2.3%	2,280	2,289	-0.4%
Fixed-to-mobile	215	203	5.9%	425	400	6.3%
International	118	109	8.3%	238	232	2.6%

Total voice minutes	1,419	1,423	-0.3%	2,943	2,921	0.8%
Internet dial up	975	1,016	-4.0%	2,098	2,168	-3.2%

Total wireline minutes	2,394	2,439	-1.8%	5,041	5,089	-0.9%

Total voice market share				53.0%	51.2%
Total market share (incl. Internet dial up)				55.2%	55.3%
Total average voice telephony tariff (EUR/min.)	0.078	0.082	-4.9%	0.077	0.083	-7.2%
Total average Internet dial-up tariff (EUR/min.)	0.016	0.016	0.0%	0.015	0.016	-6.3%

Internet subscribers (’in 000):	June 30, 2003	June 30, 2002	% change

Austria	948.8	767.2	23.7%
Czech Republic	273.5	252.3	8.4%

Wireline operating revenues

in EUR million	2Q 03	2Q 02	% change	1H 03	1H 02	% change

Switched voice base traffic	111.9	119.9	-6.7%	233.1	252.4	-7.6%
Switched voice monthly & other voice revenues	139.3	131.7	5.8%	277.2	269.2	3.0%
Payphones & VAS	17.6	22.0	-20.0%	35.8	39.2	-8.7%
Data & IT-solutions	75.2	82.2	-8.5%	162.6	164.3	-1.0%
Internet access & media	47.8	46.0	3.9%	96.2	92.8	3.7%
Wholesale voice & Internet	71.9	74.3	-3.2%	152.4	157.8	-3.4%
Wholesale data	27.2	25.1	8.4%	52.4	47.4	10.5%
Other	37.4	40.6	-7.9%	74.3	84.6	-12.2%

Total wireline operating revenues	528.3	541.8	-2.5%	1,084.0	1,107.7	-2.1%

Employees of the Telekom Austria Group per business segment (Full-time equivalents)

(End of period)	June 30, 2003	June 30, 2002	change

Wireline	11,198	12,664	-1,466
Wireless	3,612	3,487	125

Total	14,810	16,151	-1,341

Telekom Austria Group: Results for the First Half 2003 | 14

Wireless

mobilkom austria group

	Total managed			Total managed
(EUR million)	2Q 03	2Q 02	% change	1H 03	1H 02	% change

Revenues	498.5	454.7	9.6%	973.2	906.9	7.3%
Adjusted EBITDA	177.4	161.2	10.0%	367.2	349.1	5.2%
Operating income	97.7	94.0	3.9%	208.6	215.9	-3.4%

	June 30, 2003	June 30, 2002	% change

Subscribers (’000)	4,566.4	4,152.5	10.0%

mobilkom austria

(EUR million)	2Q 03	2Q 02	% change	1H 03	1H 02	% change

Revenues	401.9	365.8	9.9%	793.3	744.8	6.5%
Adjusted EBITDA	142.3	131.8	8.0%	300.7	298.9	0.6%
Operating income	83.6	81.6	2.5%	183.5	198.4	-7.5%
Monthly ARPU (EUR)	37.5	36.0	4.2%
SAC	18.5	15.5	19.4%
SRC	15.0	12.6	19.0%
GSM Churn (3 months)	3.7%	4.1%
Monthly MOU charged/ø subscriber (3 months average)	122.2	117.5	4.0%

	June 30, 2003	June 30, 2002	% change

Subscribers (’000)	3,066.3	2,893.8	6.0%
Contract share	53.1%	51.1%
Market share	43.5%	42.8%
Market penetration	86.6%	83.1%

VIPnet

(EUR million)	2Q 03	2Q 02	% change	1H 03	1H 02	% change

Revenues	80.1	72.7	10.2%	145.4	131.5	10.6%
Adjusted EBITDA	32.5	29.3	10.9%	60.4	51.7	16.8%
Operating income	15.6	15.6	0.0%	27.4	25.5	7.5%
Monthly ARPU (EUR)	19.2	20.2	-5.0%

	June 30, 2003	June 30, 2002	% change

Subscribers (’000)	1,147.9	956.9	20.0%
Contract share	15.9%	14.5%
Market share	49.2%	48.1%
Market penetration	53.1%	45.3%

Si.mobil

(EUR million)	2Q 03	2Q 02	% change	1H 03	1H 02	% change

Revenues	20.2	19.0	6.3%	39.2	35.3	11.0%
Adjusted EBITDA	3.0	0.5	500.0%	6.8	-0.7	—
Operating income	-1.1	-2.7	59.3%	-1.4	-7.0	80.0%
Monthly ARPU (EUR)	15.1	15.7	-3.8%

	June 30, 2003	June 30, 2002	% change

Subscribers (’000)	350.1	300.1	16.7%
Contract share	46.0%	42.1%
Market share	23.1%	21.7%
Market penetration	75.4%	69.4%

mobilkom [liechtenstein]

(EUR million)	2Q 03	2Q 02	% change	1H 03	1H 02	% change

Revenues	2.2	0.9	144.4%	4.6	1.6	187.5%
Adjusted EBITDA	0.1	0.0	—	0.3	-0.1	—

	June 30, 2003	June 30, 2002	% change

Subscribers (’000)	2.2	1.7	29.4%

Note: The companies mobilkom austria, VIPnet, Si.mobil and mobilkom [liechtenstein] are all part of mobilkom austria group and were therefore treated the same way in the deriving consolidated results.

Telekom Austria Group: Results for the First Half 2003 | 15

Note: Due to US law Telekom Austria has to provide reconciliations between non-GAAP and U.S. GAAP figures which are shown on the following two pages.

Unaudited reconciliation from (total managed) adjusted EBITDA to consolidated cash flow
(in EUR millions)

	2Q 2003	2Q 2002	1HJ 2003	1HJ 2002

Adjusted EBITDA (total managed for 2002)	373.8	368.8	779.6	768.6
Wireless EBITDA 2Q 2002	0.0	-161.2	0.0	-349.1
Impairment charges for 2003	0.0	0.0	-4.4	0.0
Intersegmental Eliminations for 2002	0.0	0.3	0.0	0.3

Adjusted EBITDA consolidated (including impairment charges)	373.8	207.9	775.2	419.8
Impairment charges	0.0	0.0	4.4	0.0
Other income net	5.0	0.8	1.0	1.4
Net interest	-38.5	-33.1	-80.5	-67.6
Income from investments	1.0	60.6	0.8	143.4
Income taxes	-19.2	-7.9	-44.6	-24.6
Effect of change in accounting principles	0.0	0.0	-6.3	0.0
Minority interest	-2.6	0.2	-3.4	0.3
Employee benefit obligation — non cash	0.3	-27.9	1.8	-26.6
Allowance for doubtful accounts	7.7	11.8	15.1	12.9
Change in deferred taxes	12.3	7.3	32.7	23.0
Dividends from affiliates, greater than (less than) equity in income	-0.9	31.9	0.5	-50.9
Asset retirement obligation — accretion expenses	0.3	0.0	0.5	0.0
Cumulative effect of changes in accounting principle	0.0	0.0	6.3	0.0
Loss on sales of investments and disposal of equipment	7.5	0.9	10.6	4.0
Changes in assets and liabilities, net of effect of business acquired	42.3	91.5	-189.3	96.6

Cash generated from operations on consolidated basis	389.0	344.0	524.8	531.7

Telekom Austria Group: Results for the First Half 2003 | 16

TELEKOM AUSTRIA AG
UNAUDITED RECONCILIATION OF TOTAL MANAGED TO U.S. GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
June 30, 2003 and June 30, 2002
(in EUR millions)

		Reconciliation
	Total managed
	results in 2003		Elimination
	equals	Total	of the
	consolidated	managed	results of		Consolidated
	results	results	mobilkom	Other	results
	2003	2002	austria	Eliminations*	2002

Total managed operating revenues	1,931.9	1,897.8	-906.9	116.8	1,107.7
Total managed operating expenses
Materials	-128.6	-126.1	103.7	-6.2	-28.6
Employee costs, including benefits and taxes	-348.0	-342.4	77.3	0.0	-265.1
Depreciation and amortization incl. impairment charges	-575.4	-551.4	133.2	-0.1	-418.3
Other operating expenses	-675.7	-660.7	376.8	-110.3	-394.2

TOTAL MANAGED OPERATING INCOME	204.2	217.2	-215.9	0.2	1.5
Total managed other income (expense)
Interest income	39.2	48.7	-10.9	5.8	43.6
Interest expense	-119.7	-132.2	26.8	-5.8	-111.2
Dividend income	0.1	0.0	0.0	0.0	0.0
Equity in earnings of affiliates	0.7	0.2	0.6	142.7	143.5
Other, net	1.0	0.2	1.1	0.1	1.4

INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	125.5	134.1	-198.3	143.0	78.8
Income tax expense	-44.6	-27.3	2.7	0.0	-24.6
Minority interests	-3.3	-52.4	5.1	47.5	0.2

INCOME BEFORE CUMMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE	77.6	54.4	-190.5	190.5	54.4
Cumulative effect of change in accounting principle, net of tax	-6.3	0.0	0.0	0.0	0.0

NET INCOME	71.3	54.4	-190.5	190.5	54.4

*     Eliminations required to consolidate mobilkom austria and recognize equity in earnings of mobilkom austria for the period from January 1, 2002 to June 30, 2002.

Telekom Austria Group: Results for the First Half 2003 | 17

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Heinz Sundt

Name: Heinz Sundt Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: August 27, 2003